Malaysia Fund

Supplemental Proxy Information:
The Annual Meeting of the Stockholders
of the Fund was held on June 14, 2001. The following is a summary of the proposal presented and the total number of shares voted:


Proposal:
 1. To elect the following Directors:
	Votes in	Votes
	Favor of	Against
Ronald E. Robison	4,781,181	498,293
Gerard E. Jones	4,778,814	500,660
Barton M. Biggs	4,779,563	499,911
William G. Morton, Jr.	4,779,316	500,158
John A. Levin	4,779,971	499,503